Certificate of Notification
                             (First Quarter - 2004)

                                    Filed by

                            MISSISSIPPI POWER COMPANY


Pursuant to orders of the Securities and Exchange Commission dated November 8, 2000 in the matter of File No. 70-9631 and dated December 16, 2002 in the matter of File No. 70-10082.

                              - - - - - - - - - - -

Mississippi Power Company (MISSISSIPPI) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statements on Form U-1 in the above matters at the end of the first quarter of 2004, MISSISSIPPI had:

Short-term and/or term loan notes outstanding -

$0

Notes outstanding to Southern Company Funding Corporation (SCFC) for MISSISSIPPI's portion of SCFC's Commercial Paper program -

$35,000,000

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes -

$0


                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:       May 13, 2004                       MISSISSIPPI POWER COMPANY


                                                By: /s/Wayne Boston
                                                      Wayne Boston
                                                   Assistant Secretary